March 11, 2025

Alfredo Papadakis
Chief Executive Officer
The Now Corporation
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

       Re: The Now Corporation
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed February 25, 2025
           File No. 024-12568
Dear Alfredo Papadakis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A/A filed on February 25, 2025
Cover page

1. We note your statement on the cover page that your offering has a minimum offering amount of $50,000. We also note your statements elsewhere, such as on page 8, that
          [t]here is no minimum aggregate offering amount and no provision to escrow or
       return investor funds if any minimum amount of units is not sold,    and
a similar
       statement on page 16. Please revise your disclosure throughout the offering circular to address this discrepancy. Please revise your cover page to clarify if there are any arrangements to place the funds received in an escrow, trust or similar arrangement. In addition, we note your cover page states that "the offering will terminate upon reaching the maximum proceeds," but on page 8, you state that the offering will terminate within one year and may be extended for an additional 180 days. Please revise your disclosure on the cover page to clearly state the termination date for the offering. Refer to Item 1(e) of Part II of Form 1-A. Also see Rule 251(d)(3)(F) for
       reference.
 March 11, 2025
Page 2

Offering Circular Summary
The Company is an "emerging growth company," as defined in the Jumpstart Our Business
Startups Act, page 5

2. We note your disclosure on page 6 that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act. This is contrary to your disclosures on pages 18 and 50. Please correct your disclosure as appropriate.
Use of Proceeds, page 57

3. Please expand your discussion to describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. For example, you may explain your expected use of proceeds if you only reach your minimum offering amount, and at various percentages (e.g., 25%, 50%, 75%).
       Please also disclose the material terms of the indebtedness for which you will use the proceeds to discharge, and whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. See
       Instructions 3, 4 and 6 to Item 6 of Part II of Form 1-A.
Dilution, page 58

4. Please revise your table to include dilution calculations based on shares issued and outstanding, and net tangible book value as of September 30, 2024. Additionally, please ensure that the net tangible book value balance as of this date is used in lieu of the total liability balance we note being currently used in the table. Description of Capital Stock, page 65

5. Please revise to provide all of the description of securities disclosure regarding your preferred stock required by Item 14(a) in Part II of Form 1-A. Please also update your risk factors to discuss risks relating to your issued and outstanding preferred stock. In addition, we note your discussion on page 43 to your exclusive forum provisions.
       Please revise your disclosure here to discuss the exclusive forum provisions, and disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Financial Statements for the Nine Months Ended September 30, 2024 and December
31,
2023, Unaudited, page F-1

6. Please confirm that you are presenting in the period statements on pages F-3 and F-4 comparative results for the nine months ended September 30, 2023, and not for the nine months ended December 31, 2023. We refer you to Part F/S(b)(5) of Form 1-A.
Statements of Income and Retained Earnings (Deficit) for the Nine Months Ended September
30, 2024 and December 31, 2023, Unaudited, page F-3

7. Please revise here and on page F-18 to correctly present earnings per share and
 March 11, 2025
Page 3

       weighted average number of shares outstanding for all income statement periods presented in accordance with ASC 260-10-45 and 260-10-50.
Statement of Stockholders' Equity September 30, 2024, Unaudited, page F-5

8. Please revise to present equity activity for the 9 months ended September 30, 2024 and 2023 only. We refer you to Part F/S(b)(5)(i) of Form 1-A. Similarly, please revise
       your statement of stockholders    equity on page F-17 to only present
equity activity for
       the fiscal years ended December 31, 2023 and 2022.
Note 2. Summary of Significant Accounting Practices, page F-6

9. You disclose on page F-7 that you operate on a January 31st fiscal year end, while disclosing on page F-19 of your December 31, 2023 and 2022 financial statements that you operate on a December 31st year end. Please correct your disclosure.
Note 8. Management's Discussion and Analysis (MD&A), page F-11

10. Please relocate MD&A from the interim financial statements to a separate section
       following the    Description of Business Section    ending on page 62
but before the
          Our Management    section beginning on page 63. Please revise MD&A to
include a
       discussion of your financial condition, changes in financial condition, liquidity, results of operations, and period-over-period variances pertaining to each financial statement period presented in your filing. We refer you to Item 9 of the Offering Circular section of Form 1-A.
Notes to Unaudited Financial Statements, September 30, 2024
Note 7. Subsequent Events, page F-11

11. Please tell us how you considered the need to include in your filing required historical financial statements of acquirees Green Rain Solar Inc. and M Love Vintage Holdings
       Inc., and related pro forma financial schedules as required by Part F/S(b)(7)(iii) and
       (iv) of Form 1-A.
Notes to Unaudited Financial Statements, December 31, 2023
Note 6. Other Assets and Related Debt, page F-21

12.    We note your disclosures on pages F-22 and F-23 pertaining to your respective
       acquisitions of your Monster Elixir subsidiary on February 14, 2023 and 100%
       membership interest in Sunshine Minerals Ltd. LLC on June 23, 2023.
Please
       confirm whether you accounted for these acquisitions as business combinations or asset acquisitions and provide us the basis for your conclusions with references to applicable ASC guidance.
Part III
Exhibit Index, page II-1

13. Please file all material agreements with your next amendment. For example, we note that you have not filed the following material agreements and outstanding convertible notes you have entered into:
       1. the Purchase and Sale Agreement dated August 7, 2018, between you and Eagle
            Oil Holding Company Inc. (now Green Stream Holdings Inc.),
 March 11, 2025
Page 4

       2. the $10 million convertible note issued in the exchange for various assets in connection with such Purchase and Sale Agreement with Eagle Oil Holding
            Company Inc.,
       3. the Purchase and Sale Agreement dated January 26, 2019 between you, Medican
            Enterprises Inc., and Eagle Oil Holding Company Inc. (now Green
Stream
            Holdings Inc.),
       4. the $20 million convertible note issued in the exchange for various assets in connection with such Purchase and Sale Agreement with Medican Enterprises
            Inc., and
       5. the Stock Purchase Agreement dated October 22, 2024, between you and VGTel
            Inc., whereby you acquired two subsidiaries: Green Rain Solar Inc. and M Love
            Vintage Holdings Inc.
       Please see to Item 17(6) in Part III of Form 1-A which requires that an issuer file material contracts in which the issuer is a party or has a beneficial interest as exhibits to the offering statement.
14. Please file a legality opinion. See Item 17(12) in Part III of Form 1-A. We will consider qualifying your offering statement at your request.
In connection
with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Peter Campitello